November 17, 2011

Mr. Daniel L. Gordon

Branch Chief

Securities and Exchange Commission

Washington DC, 20549

Re:	Tower Park Marina Investors, L.P.
File No. 000-17672

Dear Mr. Gordon,

In response to your letter dated October 5, 2011 (as amended via email on November 7, 2011), please note the following

1)	The Partnership Agreement was not amended. The legal status of the partnership remains the same; active, on-going, and in good standing.

2)	In reference to your comment that we may not incorporate incomplete exhibits by reference (eg Exhibit 10.1). Upon formation of the Partnership in 1989, and the initial filing with the SEC, forms of the various agreements were filed as Exhibits. The forms of the agreements are identical in every way to the executed agreements and have been considered sufficient for 25 years. The Registrant has extremely limited financial resources, and this redundancy in filing will be a significant cost to the Partnership. We consider it our fiduciary duty to forgo such costs whenever possible in an attempt to protect and preserve the remaining assets of the Partnership.

3)	We remain of the view that it should be sufficient to make the required changes to Exhibit 31.1 only to future 10 K filings. The Registrant’s shares do not trade and the Registrant has extremely limited financial resources. Even an abbreviated filing will be a significant cost to the Partnership. We consider it our fiduciary duty to forgo such costs whenever possible in an attempt to protect and preserve the remaining assets of the Partnership.

4)	We remain of the view that it should be sufficient to make the required changes to Exhibit 31.1 only to future 10 Q filings. The changes are reflected in our most recent 10Q filed for the period ended September 30, 2011. The Registrant’s shares do not trade and the Registrant has extremely limited financial resources. Even an abbreviated filing will be a significant cost to the Partnership. We consider it our fiduciary duty to forgo such costs whenever possible in an attempt to protect and preserve the remaining assets of the Partnership.

We have mentioned several times our concerns regarding the diminishing resources of the Partnership and our efforts to consider costs whenever possible. We are not a typical publically traded company, with plenty of funds to handle the filing requirements of the SEC. We are taking steps on our end to wrap up this Partnership and preserve as much of the remaining assets as possible. We are respectfully requesting that you consider these circumstances.

November 17, 2011

Mr. Daniel L. Gordon

In addition, we also acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing

•	staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jeffrey K. Ellis
Jeffrey K. Ellis
Vice President, Chief Financial Officer
Westrec Marina Management, Inc.
16633 Ventura Boulevard, Sixth Floor
Encino, CA 91436
(818) 907-0400 ext. 243
jeffkellis@aol.com